

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Marcus Brauchli
Chairman
Blue Ocean Acquisition Corp
2 Wisconsin Circle
7th Floor
Chevy Chase, MD 20815

> **Re: Blue Ocean Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted July 23, 2021**
> **CIK No. 0001856961**

Dear Mr. Brauchli:

We have conducted a limited review your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form S-1 submitted July 23, 2021

Capitalization, page 86

1. We note that you are offering 15,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 13,113,561 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Marcus Brauchli
Blue Ocean Acquisition Corp
August 19, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Samir Gandhi